The Real Brokerage Inc. Receives C$32.8 Million in Proceeds from Accelerated Warrant Exercises

NEW YORK and TORONTO - June 28, 2021 -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), a national, technology powered real estate brokerage in the United States, announces that it has received C$32,845,011.20 in proceeds from accelerated warrant exercises.

The warrant exercises follow Real's listing of its common shares ("Common Shares") on The Nasdaq Capital Market (the "Nasdaq") on June 15, 2021. In connection with the Nasdaq listing, Real delivered an "Acceleration Notice" to certain funds managed by Insight Venture Management LLC ("Insight Partners") providing for the acceleration of the expiry date to 5:00 p.m. (Eastern Time) on June 30, 2021 of an aggregate of 4,321,712 post-consolidated, previously issued Common Share purchase warrants (the "Warrants"), issued to Insight Partners on December 2, 2020, at a post-consolidated exercise price of C$7.60 per Common Share. All Warrants held by Insight Partners were exercised for Common Shares.

"We are pleased to have received over C$32.8 million in proceeds from these warrant exercises which further strengthens our balance sheet," said Tamir Poleg, co-founder and CEO of Real. "We feel the warrant exercises reflect the value Insight Partners sees in the future of Real and we would like to thank them for their continued support."

The Warrants were issued to Insight Partners as part of the previously announced US$20 Million strategic investment by Insight Partners into the Company on December 2, 2020. For further details of the Insight investment, please see the Company's press release dated December 3, 2020.

Early Warning Disclosure

This press release is issued under the early warning provisions of the Canadian securities legislation. The following private equity funds managed by Insight Partners and indirectly controlled by Insight Holdings Group, LLC, acquired 4,321,712 Common Shares pursuant to the exercise of the Warrants (and reference to "Insight Funds" in this section "Early Warning Disclosure" means the following funds): Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

Prior to the Warrant exercise, Insight Funds had ownership and control of (i) preferred units  of a U.S. subsidiary of the Company, Real PIPE, LLC (the "Preferred Units"), exchangeable for 4,321,712 Common Shares, (ii) nil Common Shares, (iii) Warrants exercisable for 4,321,712 Common Shares and (iv) options of Real ("Options") exercisable for 25,000 Common Shares, collectively representing approximately 19.47% of the issued and outstanding Common Shares on a partially-diluted basis assuming (a) the exchange of all of the Preferred Units owned or controlled by Insight Partners for Common Shares, (b) the exercise of all of the Warrants owned or controlled by Insight Partners for Common Shares and (c) the exercise of all of the Options owned or controlled by Insight Partners for Common Shares.

Immediately after the Warrant exercise, Insight Partners, through certain funds managed by Insight Partners, have ownership and control of (i) Preferred Units exchangeable for 4,321,712 Common Shares, (ii) 4,321,712 Common Shares (representing approximately 12.05% of the issued and outstanding Common Shares on a non-diluted basis), (iii) nil Warrants and (iv) Options exercisable for 25,000 Common Shares, collectively representing approximately 19.47% of the issued and outstanding Common Shares on a partially-diluted basis and assuming (a) the exchange of all of the Preferred Units owned or controlled by Insight Partners for Common Shares and (b) the exercise of all of the Options owned or controlled by Insight Partners for Common Shares.

Insight Funds acquired the Common Shares for investment purposes. An early warning report with additional information in respect of the foregoing matters will be filed and made available www.sedar.com under Real's profile. To obtain copies of the early warning report, please contact Insight Funds at the details below.

The address of the Insight Funds is c/o Insight Venture Management LLC, 1114 Avenue of the Americas, Floor 36, New York, NY, 10036. Contact: Andrew Prodromos, Insight Partners, (212)-931-5239.

Real's head office is located at 133 Richmond Street West, Suite 302, Toronto, Ontario, M5H 2L3.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 31 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
Press, for more information, please contact:
The Real Brokerage Inc.
Ryan Birchmeier
ryan@therealbrokerage.com
201-564-4221

Investors, for more information, please contact:
Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. NASDAQ has neither approved nor disapproved the contents of this press release.